

02044991

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
For the fiscal year ended December 31, 2001_____

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _____ to_____

Commission file number _____

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below: FLUOR CORPORATION EMPLOYEES' PERFORMANCE PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: FLUOR CORPORATION_____
One Enterprise Drive_____
Aliso Viejo, California 92656_____

REQUIRED INFORMATION

ITEM 1   Not Applicable.

ITEM 2   Not Applicable.

ITEM 3   Not Applicable.

ITEM 4   Financial Statements and Exhibit

     (a)   Financial Statements

        Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedule, in lieu of the requirements of Items 1 to 3 above.

     (b)   Exhibit:

        23   Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2002

FLUOR CORPORATION EMPLOYEES' PERFORMANCE PLAN

By: /s/ Joseph Deacon
        Joseph Deacon
        Secretary, Plan Administrative Committee

Audited Financial Statements
and Supplemental Schedule

Fluor Corporation Employees'
Performance Plan

*Years ended December 31, 2001 and 2000
with Report of Independent Auditors*

Fluor Corporation Employees' Performance Plan

Index to Audited Financial Statements
and Supplemental Schedule

Report of Independent Auditors

The Administrative Committee
Fluor Corporation Employees' Performance Plan

We have audited the accompanying financial statements of the Fluor Corporation Employees' Performance Plan as of and for the years ended December 31, 2001 and 2000 as listed in the accompanying index to audited financial statements and supplemental schedule. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule listed in the accompanying index to audited financial statements and supplemental schedule is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Irvine, California
June 24, 2002

4

Fluor Corporation Employees' Performance Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2001	2000
	(In thousands)	
Assets		
Investments, at fair value:		
Investments in Master Trust accounts	**$837,236**	$ 965,692
Fluor Corporation common stock	**27,346**	19,957
Massey Energy Company common stock	**6,313**	7,696
Index funds	**12,342**	—
Mutual Fund Window	**19,764**	—
Bankers Trust Company Short-Term Investment Fund	**3,913**	223
Total investments	**906,914**	993,568
Receivables:		
Contributions receivable	**19,402**	13,837
Accrued interest and dividends receivable	**139**	26
Total receivables	**19,541**	13,863
Total assets	**926,455**	1,007,431
Liabilities		
Accrued expenses	**495**	164
Net assets available for benefits	**$925,960**	$1,007,267

See accompanying notes.

Fluor Corporation Employees' Performance Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,	
	2001	2000
	(In thousands)	
Contributions:		
Fluor Corporation (net of $7,110 and $3,324 in forfeitures, for 2001 and 2000, respectively)	$ 12,596	$ 13,842
Net investment (loss) income:		
Share in net investment (loss) income of Master Trust Accounts	(30,307)	3,042
Interest and dividends	947	584
Net appreciation of:		
Fluor Corporation common stock	3,702	9,273
Massey Energy Company common stock	4,246	1,222
Index funds	409	—
Mutual Fund Window	179	—
Net investment (loss) income	(20,824)	14,121
Total contributions and net investment (loss) income	(8,228)	27,963
Benefits, terminations and withdrawals	(69,643)	(148,480)
Administrative expenses	(2,187)	(1,768)
Decrease in net assets available for benefits	(80,058)	(122,285)
Plan-to-plan transfers	(1,249)	—
Net assets available for benefits:		
Beginning of year	1,007,267	1,129,552
End of year	$ 925,960	$1,007,267

See accompanying notes.

6

Fluor Corporation Employees' Performance Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

Fluor Corporation Employees' Performance Plan (the Plan) is a noncontributory defined contribution plan sponsored by Fluor Corporation (Fluor or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions and Eligibility

Eligible salaried employees of Fluor and certain of its subsidiaries who have completed one year of service, as defined, become participants in the Plan.

Contributions may not exceed 15% of participants' eligible compensation, as defined; however, there is no minimum contribution required. For the years ended December 31, 2001 and 2000, Fluor contributed 3.00% and 2.89%, respectively, of participants' eligible compensation. For plan years beginning on or after January 1, 1999, at the end of each plan year, the Company may make a contribution in an amount not greater than 25% of the Company's earnings before interest and taxes and before the Company's contributions to the Plan, the Fluor Corporation Salaried Employees' Savings Investment Plan (Savings Investment Plan) and to the Defined Benefit Plan of Fluor Corporation and Participating Subsidiaries (Defined Benefit Plan), (but after deducting unusual or infrequently occurring material items) less the amount of the Company's contribution to the Savings Investment Plan and the Defined Benefit Plan.

An individual account is maintained for each participant in one or more of the following funds: Intermediate Bond Fund (formerly Global Bond Fund); U.S. Equity Fund; Short-Term Bond Fund (formerly Interest Income Plus Fund); Non-U.S. Equity Fund; Small Cap U.S. Equity Fund; Money Market Fund; Balanced Moderate Fund (formerly Global Diversified Fund); Balanced Growth Fund (formerly Global Diversified Plus Fund); Balanced Conservative Fund (formerly Global Diversified Conservative Fund); Fluor Common Stock Fund; Lehman Aggregate Index Fund; S&P 500 Index Fund; EAFE Index Fund; Russell 2000 Index Fund; and the Mutual Fund Window, which is a system mechanism to access various selected mutual funds. Fluor contributions are designated to participant selected funds annually. If no funds are selected, then the contributions are designated to the Balanced Moderate Fund and may be subsequently allocated to other funds at the discretion of the participant.

1. Description of the Plan (continued)

Vesting and Forfeitures

Participants became fully vested in their employee contribution account (accumulated under a predecessor plan), their Fluor contribution account and any income earned thereon as of December 31, 1987. Participants are fully vested in Fluor contributions for plan years beginning after December 31, 1987 if at that date they had completed at least five years of service; otherwise they are 20% vested after three years of service, 40% vested after four years of service and 100% after five years of service. Any employee who first becomes a participant on or after January 1, 1999, for contributions made to the corporation contribution account on or after January 1, 1999, shall vest 100% after five years of vested service. The non-vested portions of terminated participant accounts are segregated in the clearing account; these amounts and earnings thereon may be available to reduce Fluor contributions to the Plan. Participants who terminate service by reason of retirement, death or permanent total disability become fully vested upon termination of service.

Benefits

Participants are eligible to retire at age 65 or earlier according to the following schedule: ages 60 through 64 with five or more years of service; age 59 with eight or more years service; age 58 with eleven or more years of service; age 57 with 13 or more years of service; age 56 with 14 or more years of service, or age 55 with 15 or more years of service. If a participant has 30 years of service, they may retire early regardless of age. Upon retirement, participants may request distribution in a lump sum (in cash or in shares of Fluor common stock as determined at the discretion of the Administrative Committee), in the form of a deferred pay-out over a period not to exceed 10 years, or as a 50% Joint and Survivor or Single Life annuity. In the event of death or total disability prior to retirement, the entire balance in the participant's account is distributable in the same manner as upon retirement. Upon termination of employment, other than by reason of retirement, death or total disability, participants receive a distribution of the vested balance in their accounts in cash or in Fluor common stock as determined at the discretion of the Administrative Committee.

The amounts due to certain terminated employees whose payments cannot be processed due to elections made under predecessor plan provisions, and due to retirees who elect to receive their benefits in installments, are invested in short-term investment vehicles, as determined by the Plan's Investment Committee for the exclusive benefit of those employees and retirees.

Fluor Corporation Employees' Performance Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefits (continued)

No current income tax liability accrues to Plan participants in connection with the Company's contributions to the Plan, or from interest, dividends and capital gains realized by the Plan. Amounts distributed to the participants are taxable in accordance with Internal Revenue Code rules governing distributions.

Income Tax Status

The Internal Revenue Service has issued a determination letter dated May 30, 1996, confirming that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and that the underlying trust is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

Investments

The Plan's investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). The Plan's investments are governed by a trust agreement with Bankers Trust Company of California, N.A., a subsidiary of Deutsche Bank (the Trustee). The Plan's commingled investments are held by the Trustee in the following different accounts (Master Trust Accounts):

- Intermediate Bond Account (formerly Global Bond Account) – Invested primarily in obligations issued or guaranteed by the federal government or a state, local or foreign government, commingled pension investment funds, domestic and foreign corporate bonds and debentures, corporate equity securities, and commingled short-term investment funds.

- U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investments (continued)

- Short-Term Bond Account (formerly Interest Income Plus Account) – Invested primarily in corporate and government obligations, commingled pension investment funds, guaranteed investment contracts issued by insurance companies, and commingled short-term investment funds.

- Alternative Investments Account – Invested primarily in limited partnerships investing in private placements, commingled pension investment funds, mortgage notes receivable, investment properties, and commingled short-term investment funds.

- Non-U.S. Equity Account – Invested primarily in corporate equity securities of foreign corporations, commingled pension investment funds, foreign currency exchange contracts, and commingled short-term investment funds.

- Small Cap U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Money Market Account – Invested primarily in commingled short-term investment funds.

- Global Tactical Allocation Account (terminated April, 2001) – Invested primarily in commingled pension investment funds and commingled short-term investment funds and corporate equity securities of U.S. and foreign corporations, obligations issued or guaranteed by the federal government or state, local or foreign government, domestic and foreign corporate bonds and debentures and foreign currency exchange contracts.

1. Description of the Plan (continued)

Investments (continued)

The Intermediate Bond Fund participates in the Intermediate Bond Account. The U.S. Equity Fund participates in the U.S. Equity Account. The Short-Term Bond Fund participates in the Short-Term Bond Account. The Non-U.S. Equity Fund participates in the Non-U.S. Equity Account. The Small Cap U.S. Equity Fund participates in the Small Cap U.S. Equity Account. The Money Market Fund participates in the Money Market Account. The Balanced Moderate Fund participates in all of the Master Trust Accounts except for the Money Market Account and the Global Tactical Allocation Account. The Balanced Growth Fund participates in all of the Master Trust Accounts except for the Short-Term Bond Account and the Money Market Account. The Balanced Conservative Fund participates in all of the Master Trust Accounts except for the Alternative Investments Account and the Global Tactical Allocation Account. The Fluor Common Stock Fund invests in Fluor common stock. The Massey Energy Common Stock Fund invests in Massey Energy common stock. The Lehman Aggregate Index Fund invests in Deutsche Bank's Lehman Aggregate Index Fund. The S&P 500 Index Fund invests in Deutsche Bank's S&P 500 Index Fund. The EAFE Index Fund invests in Deutsche Bank's EAFE Index Fund. The Russell 2000 Index Fund invests in Deutsche Bank's Russell 2000 Index. Fund. The Mutual Fund Window invests in various selected mutual funds.

An individual account is maintained for each participant in each designated Fund; through July 31, 2001, each account was adjusted monthly for contributions and net investment income or loss allocated to the individual participants in each Fund. Beginning August 1, 2001, each account is adjusted daily. As of the beginning of each month, through July 31, 2001, participants could transfer a portion or all of the balance in their accounts from one investment Fund to any other investment Fund. Beginning August 1, 2001, participants are allowed to make transfers on a daily basis.

On November 30, 2000, a reverse spin-off distribution to shareholders was effected which separated Fluor into two publicly traded companies – a "new" Fluor and Massey Energy Company (Massey Energy). The reverse spin-off was accomplished through the distribution of 100% of the common stock of the new Fluor to shareholders of the existing Fluor. As a result, each existing Fluor shareholder received one share of the new Fluor common stock for each share of the existing Fluor common stock and retained their shares in existing Fluor, whose name was changed to Massey Energy.

1. Description of the Plan (continued)

Investments (continued)

Participants with a balance in the existing Fluor Common Stock Fund as of November 30, 2000, had their balance "split" on December 1, 2000, of which 70% was allocated to the "new" Fluor Common Stock Fund and 30% was allocated to the Massey Energy Common Stock Fund. Participants may designate investments existing on November 30, 2000 out of, but not into, the Massey Energy Common Stock Fund.

Other Provisions

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value as follows:

> Investments in marketable securities, including Fluor and Massey Energy common stock, are valued at the last reported sale price on the last business day of the plan year. Securities not traded on the last business day are valued at the last reported bid price. Guaranteed investment contracts are valued at fair value using current discount rates. Investments in commingled pension investment funds are valued by the respective fund managers and are reflected at amounts that would be realized upon redemption of the interests in such investment funds.

> Investments in limited partnerships are stated at estimated market values as determined in good faith by the general partner. Investments in real estate are valued based upon independent appraisals. Investments in mortgage notes and certain interest bearing securities are carried at estimated values determined by the Trustee based on current market interest rates or discounted estimated cash flows. Because of the inherent uncertainty of valuation in the absence of readily ascertainable market values, estimated market values of investments in limited partnerships, investments in real estate and mortgage notes may differ significantly from what their values would have been had a ready market for such investments existed.

> The Trustee's Short-Term Investment Fund may be converted to cash upon demand. Such funds earn interest income.

Through July 31, 2001, net investment income (loss) of Master Trust Accounts was allocated monthly to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the month. Effective August 31, 2001, net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Contributions

Contributions are recorded in the plan year in which the participants' base pay used to compute such contributions is paid by Fluor. The contribution may be made in cash or by transfer of certain other assets held by Fluor. Earnings of the Forfeitures Fund applied to reduce Fluor contributions aggregated $87,000 and $355,000 in 2001 and 2000, respectively. In addition, non-vested forfeitures applied to reduce Fluor contributions were $7,110,000 and $3,324,000 in 2001 and 2000, respectively.

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made. Amounts included in net assets available for benefits, which are allocated to accounts of terminated participants who have withdrawn from the earnings and operations of the Plan as of December 31, 2001 and 2000 aggregated $57,000 and $9,116,000, respectively. These amounts account for the difference in net assets available for benefits and benefits paid between the financial statements and the Form 5500.

Earnings Allocation

Through July 31, 2001, net investment income (loss) of each Fund was allocated monthly to the individual participants' accounts based on a weighted average of each participant's balance to the total of all participants' balances during the month. Effective August 1, 2001, net investment income (loss) of each Fund is allocated daily to the individual participants' accounts with all funds being unitized. Earnings are allocated at the unit level.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates

Fluor Corporation Employees' Performance Plan

Notes to Financial Statements (continued)

3. Administration of the Plan

The Plan is managed by an Administrative Committee and an Investment Committee appointed by the Company's Board of Directors. The Administrative Committee interprets the Plan's documents and administers the Plan. The Investment Committee establishes investment policies and objectives including the Master Trust Accounts' portfolio diversification and risk concentration. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee's guidelines.

The Plan is exposed to credit loss on directly and indirectly owned investments and such credit loss is limited to the carrying value of the investments. The Plan's concentrations of credit risk are dictated by the Plan's provisions as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any Master Trust Account at December 31, 2001.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended and interpreted. SFAS No. 133 establishes new requirements for recording derivatives and hedging activities. This statement will be adopted by the Plan on January 1, 2001. The Plan's investments in Master Trust Accounts, including any derivative instruments and embedded derivatives, are recorded at their fair values with changes in fair value reported in the statement of changes in net assets available for benefits. Accordingly, the adoption of SFAS No. 133 did not have a significant impact on the Plan's financial statements.

The Master Trust Agreement requires that the Trustee hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Administrative Committee, the Investment Committee or their designees.

Fluor charged the Plan for certain administrative expenses aggregating $1,158,000 and $1,527,000 for the years ended December 31, 2001 and 2000, respectively.

Fluor Corporation Employees' Performance Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts

Assets

The fair value of the commingled investments held in the Master Trust Accounts at December 31, 2001 and 2000 are summarized as follows:

(In thousands)	2001	2000
Intermediate Bond Account		
Bonds and notes	$ 149,411	$ 220,219
Government securities	145,382	168,971
Commingled short-term investment funds	68,111	4,066
Securities lending collateral - cash	40,785	72,560
Commingled pension investment funds	25,018	63,142
Due from (to) brokers for securities sold (purchased), net	4,278	(27,870)
Investment income receivable, net	2,917	5,731
Corporate equity securities	1,574	5,172
Cash and foreign currency	723	66
Obligation to return collateral	(40,785)	(72,560)
Foreign currency exchange contracts	—	(16)
Investment management fees payable	—	(238)
	$ 397,414	$ 439,243
U.S. Equity Account		
Corporate equity securities	$ 567,854	$ 827,251
Commingled pension investment funds	106,574	1,167
Securities lending collateral - cash	28,968	210
Commingled short-term investment funds	15,406	10,493
Investment income receivable, net	503	825
Government securities	100	99
Due to brokers for securities purchased, net	(4,063)	(2,777)
Obligation to return collateral	(28,968)	(210)
Investment management fees payable	—	(1,289)
	$ 686,374	$ 835,769

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2001	2000
Short-Term Bond Account		
Government securities	$ 122,254	$ 110,852
Bonds and notes	97,768	66,959
Securities lending collateral - cash	62,306	51,741
Commingled pension investment funds	11,519	7,501
Guaranteed investment contracts	8,864	10,855
Commingled short-term investment funds	2,988	1,129
Foreign currency and cash	2,382	2,715
Investment income receivable, net	1,683	1,657
Due to brokers for securities purchased, net	(29,119)	(45,546)
Obligation to return collateral	(62,306)	(51,741)
Investment management fees payable	—	(20)
Foreign currency exchange contracts	—	(287)
	$ 218,339	$ 155,815
Alternative Investments Account		
Interests in limited partnerships	$ 49,857	$ 55,455
Commingled pension investment funds	8,387	11,461
Commingled short-term investment funds	484	197
Mortgage notes secured by real estate	89	89
Cash	19	19
Due from brokers for securities sold, net	85	340
Investment properties	—	932
Investment income receivable, net	—	3
	$ 58,921	$ 68,496
Non-U.S. Equity Account		
Corporate equity securities	$ 101,558	$ 93,987
Commingled pension investment funds	67,015	109,655
Securities lending collateral - cash	27,886	6,187
Commingled short-term investment funds	2,379	158
Investment income receivable	238	277
Foreign currency and cash	46	3,470
Foreign currency exchange contracts	(1)	—
Due (to) from brokers for securities (purchased) sold, net	(486)	22
Obligation to return collateral	(27,886)	(6,187)
Investment management fees payable	—	(22)
	$ 170,749	$ 207,547

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2001	2000
Small Cap U.S. Equity Account		
Corporate equity securities	$ 72,943	$ 113,482
Commingled pension investment funds	62,808	16,337
Securities lending collateral - cash	20,145	2
Commingled short-term investment funds	2,069	5,090
Investment income receivable	58	129
Due to brokers for securities purchased, net	(635)	(749)
Obligation to return collateral	(20,145)	(2)
Investment management fees payable	—	(258)
	$ 137,243	$ 134,031
Money Market Account		
Commingled short-term investment funds	$ 187,638	$ 138,912
Interest receivable	372	770
Due to brokers for securities purchased, net	(4)	—
	$ 188,006	$ 139,682
Global Tactical Allocation Account		
Commingled pension investment funds	$ —	$ 74,141
Government securities	—	3,196
Foreign currency exchange contracts	—	1,006
Commingled short-term investment funds	—	221
Cash and foreign currency	—	124
Investment income receivable, net	—	71
Due from brokers for securities sold, net	—	26
Investment management fees payable	—	(73)
	$ —	$ 78,712

4. Master Trust Accounts (continued)

Assets (continued)

As a result of having investments denominated in foreign currencies, the Intermediate Bond Account, Short-Term Bond Account, Non-U.S. Equity Account, and Global Tactical Allocation Account (the Intermediate Bond, Short-Term Bond, Non-U.S., and Global Tactical Accounts) are subject to the effect of foreign exchange rate fluctuations. These accounts purchase foreign currency forward contracts with maturities of less than six months to manage their exposure from market fluctuations impacting the various currencies in which investments are denominated. These contracts represent commitments to either purchase or sell a variety of foreign currencies, at specified prices and various dates. Open positions are generally closed prior to settlement, limiting cash requirements to the change in value of the underlying currencies. Foreign currency forward contracts are valued at the difference in the U.S. dollar value of such contracts translated at the original contract rate versus the forward rate on the last business day of the plan year, with changes in fair market values reflected directly in net investment income. The Intermediate Bond, Short-Term Bond, Non-U.S. and Global Tactical Accounts are subject to credit loss in the event of nonperformance by counterparties (generally AA rated international banks) to the foreign currency forward contracts. The Investment Committee does not anticipate nonperformance by any of these counterparties. The following is a summary of the aggregate notional amounts and fair values of open foreign currency purchase and sale positions held by the Intermediate Bond, Short-Term Bond, Non-U.S. and Global Tactical Accounts at December 31, 2001 and 2000 (in thousands of U.S. dollars):

4. Master Trust Accounts (continued)

Assets (continued)

	Notional Amount	Fair value
Intermediate Bond Account		
2000		
Contracts to sell foreign currencies	$ 1,022	$ (95)
Contracts to purchase foreign currencies	1,175	79
Short-Term Bond Account		
2000		
Contracts to sell foreign currencies	4,777	(440)
Contracts to purchase foreign currencies	1,622	153
Non-U.S. Equity Account		
2001		
Contracts to sell foreign currencies	**317**	**(1)**
Contracts to purchase foreign currencies	**194**	—
Global Tactical Allocation Account		
2000		
Contracts to sell foreign currencies	18,646	(360)
Contracts to purchase foreign currencies	39,740	1,366

4. Master Trust Accounts (continued)

Assets (continued)

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2001 aggregated $(352,000), $(17,000), $(953,000), and $(1,269,000) for the Intermediate Bond, Short-Term Bond, Non-U.S., and Global Tactical Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2001, the average notional amounts of foreign currency purchase and sale forward contracts were $24,394,000 and $24,365,000, $746,000 and $422,000, and $17,960,000 and $18,327,000 for the Intermediate Bond, Non-U.S., and Global Tactical Accounts, respectively.

Net recognized gains (losses) related to foreign exchange forward contracts for the year ended December 31, 2000 aggregated $1,156,000, $(691,000), $(702,000), and $(2,722,000) for the Intermediate Bond, Short-Term Bond, Non-U.S., and Global Tactical Accounts, respectively. These gains (losses) were also primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2000, the average notional amounts of foreign currency purchase and sale forward contracts were $3,652,000 and $3,622,000, $3,792,000 and $3,894,000, $366,000 and $363,000, and $66,911,000 and $67,545,000 for the Intermediate Bond, Short-Term Bond, Non-U.S., and Global Tactical Accounts, respectively.

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor and Massey Energy common stock, investment properties, mortgage notes, real estate funds and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are committed to return the securities to the Master Trust. All borrowed securities are secured by collateralized assets held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro-rata basis. No such deficiencies were allocated to the Master Trust during the years ended December 31, 2001 and 2000. The aggregate percentage of security values that may be on loan, at any point in time, may not exceed 40% of the Master Trust's lendable portfolio. At December 31, 2001 and 2000, the fair value of securities loaned by the Master Trust approximated $175,868,000 and $127,534,000, respectively, and the fair value of cash collateral held by the Master Trust approximated $180,090,000 and $130,700,000, respectively. Net fees aggregating $705,000 and $498,000 were earned under the lending agreement during the years ended December 31, 2001 and 2000, respectively.

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Assets (continued)

At December 31, 2001 and 2000, the Plan held the following undivided percentage interests in the Master Trust Accounts:

	2001	2000
Intermediate Bond Account	**56.12%**	60.44%
U.S. Equity Account	**33.34**	32.95
Short-Term Bond Account	**48.21**	46.22
Alternative Investments Account	**56.79**	57.87
Non-U.S. Equity Account	**49.75**	49.43
Small Cap U.S. Equity Account	**51.82**	54.39
Money Market Account	**48.20**	53.20
Global Tactical Allocation Account	**—**	80.39

4. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the years ended December 31, 2001 and 2000 is summarized as follows:

(In thousands)	2001	2000
Intermediate Bond Account		
Interest	$ 23,324	$ 34,297
Net appreciation including foreign currency translation and transaction gains and losses	4,002	15,699
Dividends	335	749
Other income	192	143
Investment management and administrative expenses	(1,477)	(1,418)
Net investment income	$ 26,376	$ 49,470
U.S. Equity Account		
Dividends	$ 8,609	$ 13,040
Interest	610	3,024
Other income	189	198
Investment management and administrative expenses	(3,333)	(4,653)
Net depreciation	(103,599)	(69,626)
Net investment loss	$ (97,524)	$ (58,017)
Short-Term Bond Account		
Interest	$ 11,664	$ 9,239
Net appreciation	5,729	4,023
Other income	161	48
Investment management and administrative expenses	(513)	(331)
Net investment income	$ 17,041	$ 12,979
Alternative Investments Account		
Real estate and limited partnerships	$ 431	$ 1,890
Interest	129	763
Investment management and administrative expenses	(173)	(190)
Net (depreciation) appreciation	(4,376)	3,647
Net investment (loss) income	$ (3,989)	$ 6,110

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

(In thousands)	2001	2000
Non-U.S. Equity Account		
Dividends	$ 1,332	$ 1,138
Interest	279	248
Other income	48	41
Investment management and administrative expenses	(1,394)	(1,260)
Net depreciation including foreign currency translation and transaction gains and losses	(37,734)	(52,468)
Net investment loss	$ (37,469)	$ (52,301)
Small Cap U.S. Equity Account		
Dividends	$ 1,098	$ 1,157
Interest	201	368
Other income	115	68
Investment management and administrative expenses	(930)	(1,067)
Net (depreciation) appreciation	(1,945)	3,019
Net investment (loss) income	$ (1,461)	$ 3,545
Money Market Account		
Interest	$ 6,608	$ 8,216
Investment management and administrative expenses	(14)	(9)
Net investment income	$ 6,594	$ 8,207
Global Tactical Allocation Account		
Interest	$ 163	$ 4,322
Other income	3	—
Investment management and administrative expenses	—	(370)
Net depreciation	(3,419)	(7,833)
Net investment loss	$ (3,253)	$ (3,881)

4. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Intermediate Bond Account	58.31%	56.29%
U.S. Equity Account	33.65	29.80
Short-Term Bond Account	48.69	47.51
Alternative Investments Account	57.69	46.29
Non-U.S. Equity Account	50.14	39.74
Small Cap U.S. Equity Account	57.71	86.01
Money Market Account	51.13	54.11
Global Tactical Allocation Account	80.19	83.25

4. Master Trust Accounts (continued)

Income (continued)

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the years ended December 31, 2001 and 2000 are as follows (including realized gains and losses on investments that were both bought and sold during the respective years):

	Intermediate Bond Account	U.S. Equity Account	Short-Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account	Global Tactical Allocation Account
	(In thousands)						
2001							
Investments at fair value as determined by quoted market price:							
Government securities	$ 2,481	$ —	$3,139	$ —	$ —	$ —	$ 13
Corporate equity securities	152	(86,867)	—	—	(18,637)	(4,473)	—
Foreign currency forward contracts	(352)	—	(17)	—	(953)	—	(1,269)
Bonds and notes	(2,228)	—	2,534	—	—	—	—
Investments at estimated fair value:							
Commingled pension investment funds	3,949	(16,732)	73	(2,294)	(18,144)	2,528	(2,163)
Investment properties	—	—	—	92	—	—	—
Interests in limited partnerships	—	—	—	(2,174)	—	—	—
Total	$ 4,002	$(103,599)	$5,729	$(4,376)	$(37,734)	$(1,945)	$(3,419)

4. Master Trust Accounts (continued)

Income (continued)

	Global Bond Account	U.S. Equity Account	Interest Income Plus Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account	Global Tactical Allocation Account
				(In thousands)			
2000							
Investments at fair value as determined by quoted market price:							
Government securities	$10,616	$ —	$2,850	$ —	$ —	$ —	$ 448
Corporate equity securities	(778)	(62,087)	—	—	(17,716)	5,059	—
Foreign currency forward contracts	1,156	—	(691)	—	(702)	—	(2,722)
Bonds and notes	922	—	7,904	—	—	—	—
Investments at estimated fair value:							
Commingled pension investment funds	3,783	(7,539)	(6,040)	(1)	(34,050)	(2,040)	(5,559)
Investment properties	—	—	-—	(226)	—	—	—
Interests in limited partnerships	—	—	—	3,874	—	—	—
Total	$15,699	$(69,626)	$4,023	$3,647	$(52,468)	$3,019	$(7,833)

5. Fluor Common Stock

Investments in Fluor common stock at December 31, 2001 and 2000 are summarized by Fund as follows:

	2001		2000	
	Number of shares	**Fair value**	Number of shares	Fair value
		(In thousands)		
Fluor Common Stock Fund	**731**	**$27,346**	604	$19,957

6. Massey Energy Common Stock

Investments in Massey Energy common stock at December 31, 2001 and 2000 are summarized as follows:

	2001		2000	
	Number of shares	**Fair value**	Number of shares	Fair value
		(In thousands)		
Massey Energy Common Stock Fund	**305**	**$6,313**	604	$7,696

Supplemental Schedule

Fluor Corporation Employees' Performance Plan

Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue	Description of asset	Cost	Current value
Fluor Corporation common stock*	731,183 shares	$24,524,000	$27,346,000
Massey Energy common stock*	304,508 shares	$1,835,000	$6,313,000
Bankers Trust Company Short-Term Investment Fund*	Collective trust fund	$3,913,000	$3,913,000

* Party-in-interest investment that is not a "prohibited investment" under the Employee Retirement Income Security Act of 1974.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8) No. 333-63862 pertaining to the Fluor Corporation Employees' Performance Plan of Fluor Corporation of our report dated June 24, 2002, with respect to the financial statements and schedule of the Fluor Corporation Employees' Performance Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Irvine, California
June 24, 2002